Exhibit 99.1
Wipro appoints Dr Henning Kagermann to its Board
Bangalore, September 21, 2009: Wipro announced that Dr Henning Kagermann, President of Acatech (German Academy of Science and Technology) is joining its Board of Directors. Dr Kagermann joins 10 distinguished members of Wipro’s Board of Directors. With his addition, seven of the eleven directors of Wipro will be independent directors.
Prior to joining Acatech, Dr Kagermann was Chief Executive Officer of SAP AG, till 2009. Kagermann joined SAP in 1982 and was initially responsible for product development in the areas of cost accounting and controlling. Later, he oversaw the development of all administrative solutions, including human resources, as well as industry-specific development for banking, insurance, public sector, and healthcare. His duties also included finance and administration as well as the management of all SAP regions. He has been a member of the SAP Executive Board since 1991.
Prior to joining SAP AG, Dr Henning Kagermann was Professor of Physics and Computer Science at the University of Tu Braunschwieg & University of Mannheim, Germany.
Dr Kagermann is currently a member of the supervisory boards of Deutsche Bank AG, Munich Re, Deutsche Post in Germany and in Nokia Corporation.
Kagermann also received an honorary doctorate from the University of Magdeburg, Germany, and is a member of the senate of Max Planck Gesellschaft and Frauenhofer Gesellschaft.
Welcoming Dr Henning Kagermann to the Board, Azim Premji, Chairman, Wipro Limited said, “We are delighted to welcome Dr Kagermann to our Board. He brings in a unique combination of academic perspective, technical expertise and leadership experience. I am sure that Wipro will benefit from his rich knowledge, insights and wisdom.”
Commenting on his appointment, Dr. Kagermann said, “I have for long admired Wipro as a company as much for its innovative approach to business as for its strong commitment to values. I am excited at the prospect of guiding the company as it prepares for its next phase of growth”
Wipro Limited, Regd office : Doddakannelli, Sarjapur Road, Bangalore : 560 035
Tel: 91-80-28440011, Fax : 91-80-28440051
www.wipro.com

Dr Kagermann’s appointment will be effective October 27, 2009.
About Wipro Limited
Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. Wipro’s IT Services business was assessed at Level 5 for CMMI V 1.2 across Offshore and Onsite development centers.
In the Indian market, Wipro is a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. Wipro also has a profitable presence in niche market segments of infrastructure engineering, and consumer products & lighting. In the Asia Pacific and Middle East markets, Wipro provides IT solutions and services for global corporations.
Wipro’s ADS are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com, www.wiprocorporate.com and www.wipro.in

Contact for Investor Relations	Contact for Media & Press

Rajendra Kumar shreemal	Radha Radhakrishnan
Vice President	Senior Manager

Phone: +91-80-2844-0079	+91-80-2844-0378
Fax: +91-80-2844-0051	+91-80-2844-0350
rajendra.shreemal@wipro.com	radha.rk@wipro.com
Forward-Looking and Cautionary Statements
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas,
Wipro Limited, Regd office : Doddakannelli, Sarjapur Road, Bangalore : 560 035
Tel: 91-80-28440011, Fax : 91-80-28440051
www.wipro.com

disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
Wipro Limited, Regd office : Doddakannelli, Sarjapur Road, Bangalore : 560 035
Tel: 91-80-28440011, Fax : 91-80-28440051
www.wipro.com